                                                          EXHIBIT 99(a)(1)(xiii)


                                  PRESS RELEASE

MBT Financial Corp.                          Contact:   Herbert J. Lock,
102 E. Front Street                                     Senior Vice President/
Monroe, Michigan 48161                                  Investor Relations
                                             Phone:     (734) 241-3431

                                             For Immediate Release
                                             December 11, 2003

                               MBT FINANCIAL CORP.
                    ANNOUNCES COMPLETION OF SELF TENDER OFFER

Monroe, Michigan, December 11, 2003--Ronald D. LaBeau, Chairman and Chief Executive Officer of MBT Financial Corp. ("MBT") (NASDAQ: MBTF) today announced that MBT has purchased 1,632,475 of its common shares (representing approximately 8.5% of its shares currently outstanding) at $18.50 per share pursuant to its self tender offer which expired December 4, 2003. The shares purchased include 1,250,000 shares that the Company is obligated to purchase under the terms of the offer and an additional 382,475 shares that the Company purchased in accordance with the optional purchase provisions of the offer. The Company's total cost in purchasing the shares, including fees and expenses incurred in connection with the offer, is approximately $30,400,000.

According to the final report from the depositary for the offer, the number of shares that were properly tendered and not withdrawn prior to the expiration of the offer exceeded the number of shares that the Company had offered to purchase. Therefore, the Company has purchased, in most cases, 61.63% of the shares tendered by each of its shareholders. Payment for the purchased shares, and return of certificates for shares not purchased, will commence today, December 11, 2003.

Any questions with regard to the tender offer may be directed to the depositary for the tender offer, American Stock Transfer & Trust Company at (800) 937-5449 or the Dealer Manager/Information Agent for the tender offer, Howe Barnes Investments, Inc. at (800) 800-4693.

MBT Financial Corp. may, in the future, purchase additional shares of its common stock pursuant to its previously announced stock repurchase program, although MBT Financial Corp. and its affiliates are prohibited from purchasing shares until at least December 19, 2003.

MBT is a bank holding company that serves as the holding company for Monroe Bank & Trust, a full-service bank offering personal and business accounts, loans and trust services, and operating 24 branches in Monroe and Wayne Counties, Michigan.

The foregoing material may contain forward-looking statements. MBT cautions that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements.